Filed by Western Sizzlin Corporation
Pursuant to Rule 425 under the Securities Act of 1933
Subject Company:  ITEX Corporation
Registration No. 333-148349

On May 1, 2008, Western Sizzlin Corporation issued the following press release:

FOR IMMEDIATE RELEASE

WESTERN SIZZLIN CORPORATION EXTENDS EXCHANGE OFFER
FOR ITEX CORPORATION TO MAY 13, 2008

Roanoke, VA – May 1, 2008 – Western Sizzlin Corporation (NASDAQ: WEST) announced today that it has extended the expiration date of its exchange offer for up to 2,700,000 shares of ITEX Corporation (OTC Bulletin Board: ITEX). The offer, which was scheduled to expire at 5:00 p.m., New York City time, on Wednesday, April 30, 2008, has been extended until 5:00 p.m., New York City time, on Tuesday, May 13, 2008, unless extended. As of the close of business on April 30, 2008, approximately 900,233 shares of ITEX common stock had been tendered thus far into the exchange offer.

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This press release is for informational purposes only and is neither an offer to sell nor a solicitation of an offer to buy any securities.  Any exchange offer will be made only through a registration statement and related materials.  In connection with the exchange offer, Western has filed a registration statement on Form S-4 (containing a prospectus) with the Securities and Exchange Commission.  Investors and stockholders of ITEX are advised to read these disclosure materials (including other disclosure materials when they become available) carefully because they contain (and will contain) important information.  Investors and stockholders may obtain a free copy of the disclosure materials and other documents filed by Western with the Securities and Exchange Commission at the SEC’s website at www.sec.gov.  A free copy of the disclosure materials and other documents of Western may also be obtained from Western upon request by directing such request to the Information Agent, Morrow & Co., LLC, 470 West Avenue, Stamford, CT 06902, E-mail:  offer.info@morrowco.com.  Banks and brokerage firms please call: (203) 658-9400.  Stockholders call toll free: (800) 607-0088.

About Western Sizzlin Corporation

Western Sizzlin Corporation is a holding company owning subsidiaries engaged in a number of diverse business activities.  Western’s primary business activities are conducted through Western Sizzlin Franchise Corporation and Western Sizzlin Stores, Inc., which franchise and operate 122 restaurants in 20 states. Financial decisions are centralized at the holding company level, and management of operating businesses is decentralized at the business unit level. Western’s primary objective centers on achieving above-average returns on capital in pursuit of maximizing the eventual net worth of its stockholders.

Forward-Looking Statements

This release contains forward-looking statements relating to Western Sizzlin Corporation’s exchange offer for up to 2,700,000 shares of ITEX Corporation common stock and Western’s expectations with regard to the proposed transaction.  These forward-looking statements are based on Western’s current intent, expectations, estimates and projections and are not guarantees of future performance.  These statements involve risks, uncertainties, assumptions and other factors that are difficult to predict and that could cause actual results to vary materially from those expressed in or indicated by them.  In addition, some factors are beyond Western’s control.  Factors that could cause actual results to differ materially from the statements made in this release include, among others: (i) the willingness of ITEX stockholders to tender their shares in the exchange offer and the number and timing of shares tendered; (ii) the satisfaction, or waiver by Western to the extent legally permissible, of the conditions to the exchange offer; (iii) Western’s and ITEX’s ability to receive any and all necessary approvals, including any necessary governmental or regulatory approvals; and (iv) other factors as described in filings with the Securities and Exchange Commission, including the factors discussed under the heading “Risk Factors” in Western’s prospectus included in its registration statement on Form S-4 as filed with the Securities and Exchange Commission on December 27, 2007, and amended on February 1, 2008 and March 13, 2008.

Contact:

Robyn B. Mabe, Chief Financial Officer
Western Sizzlin Corporation
(540) 345-3195